Treefort Music Fest

March 25 - 29, 2020 | Downtown Boise, Idaho



9 Years

1ST B-CORP CERTIFIED FESTIVAL in 2015

Cultural Ambassador for
City of Boise 2015-2017

5
Days




42% Local


25% Regional


28% National


5% International

400⁺
Bands

35⁺
Venues
Over half are
all ages!

1,200
Volunteers

10
Forts



 2012: Alefort
 2020: Artfort
 2014: Comedyfort
 2013: Filmfort
 2016: Foodfort

 2014: Hackfort
 2015: Kidfort
 2014: Skatefort
 2014: Storyfort
 2013: Yogafort

Environmentally Responsible

No single-use plastics at Main Stage
Solar Power Trailer at Main Stage
Compost + recycling program
Reuse + recycle festival decor
Dedicated Treefort Green Team

25,000⁺
Fans in attendance

66.5% from Idaho
33.5% Visiting



from as far away as
Australia!